CORCELL, INC.
SECRETARY'S CERTIFICATE

I, Antonia Lafferty, do hereby certify that I am the duly elected Secretary of CorCell, Inc., a Delaware corporation (the "Corporation"), and that as such officer, I am authorized to execute and deliver this certificate on behalf of the Corporation. In that capacity and in connection with the Existing Samples Purchase Agreement, dated as of October 12, 2006, as amended by the Amendment and Modification to the Existing Samples Purchase Agreement, dated as of February 28, 2007 (collectively, the "Agreement"), among the Corporation and Cord Blood America, Inc., a Florida corporation (the "Buyer"), I do hereby further certify as follows:

1. Attached hereto as Exhibit A is a true and complete copy of the Certificate of Incorporation of the Corporation, and said certificate of incorporation remains in full force and effect as of the date hereof;

2. Attached hereto as Exhibit B is a true and complete copy of the bylaws of the Corporation, and said bylaws remain in full force and effect as of the date hereof;

3. Attached hereto as Exhibit C are true, correct and complete copies of the resolutions adopted by the directors of the Corporation authorizing and approving the execution of the Agreement and each of the agreements, documents, instruments and actions contemplated thereby to which the Corporation is a party, which resolutions are in full force and effect and have not been amended, modified, revoked or rescinded as of the date hereof; and

4. The following are duly elected, qualified and acting officers of the Corporation holding the offices set forth below their names, and authorized to execute and deliver the Agreement and each of the agreements, documents and instruments to which the Corporation is a party, and the signatures of such officers (where set forth thereon) are such officers' true and genuine signatures:

Antonia Lafferty
President, Secretary and Treasurer

IN WITNESS WHEREOF, I have hereunto set my hand this 28th day of February, 2007.

By:
Name: Antonia Lafferty
Title: Secretary

The undersigned, being the President of the Corporation, does hereby certify that _____ANTONIA LAFFERTY_____ is the duly elected, qualified and acting Secretary of the Corporation and that the signature set forth above is her true and genuine signature.

IN WITNESS WHEREOF, I have hereunto set my hand this 28th day of February, 2007.

By:

Name: Antonia Lafferty

Title: President

EXHIBIT A

CERTIFICATE OF INCORPORATION

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT OF
CERTIFICATE OF INCORPORATION
OF
CORCELL, INC.

CorCell, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of Delaware,

DOES HEREBY CERTIFY:

FIRST: That the name of the corporation (the "Corporation") is CorCell, Inc.

SECOND: That at a meeting of the Board of Directors of the Corporation, a resolution was duly adopted setting forth a proposed amendment to the certificate of incorporation of the Corporation and declaring said amendment to be advisable. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that, in order to receive an additional contribution to capital by the Company's stockholders, the Board of Directors deems it necessary and advisable and in the best interests of the Company to amend its certificate of incorporation to increase its authorized capital stock, specifically by amending Section 4 thereof to read as follows:

"Article 4: The aggregate number of shares of stock which the corporation shall have authority to issue is one hundred million (100,000,000) shares of which ninety-nine million (99,000,000) will be common stock, par value $.001 per share, and shall be designated "Common Stock," and one million (1,000,000) shares shall be preferred stock, par value $.001 per share and shall be designated "Preferred Stock" to be issued in one or more series with such designations, rights, preferences and restrictions as may be determined by the Board of Directors from time to time."

THIRD: That in lieu of a special meeting and vote of the stockholders of the Corporation, a stockholder holding more than a majority of the outstanding common stock of the Corporation has given written consent to said amendment in accordance with the provisions of Section 228 of the General Corporation Law of the State of Delaware.

FOURTH: That the aforesaid amendment of the certificate of incorporation was duly adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware.

493055_1

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:45 PM 04/30/2003
FILED 04:19 PM 04/30/2003
SRV 030280970 - 2555898 FILE

FIFTH: That the capital of said corporation shall not be reduced under or by reason of said amendment.

IN WITNESS WHEREOF, CorCell, Inc. has caused this certificate to be signed by Marcia A. Laleman, its President, this 30th day of April, 2003.

CorCell, Inc.



By: _____
    Marcia A. Laleman
    President

STATE OF DELAWARE
SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 11:00 AM 12/31/2002
020811783 – 2555898

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT OF
CERTIFICATE OF INCORPORATION
OF
CORCELL, INC.

CorCell, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of Delaware,

DOES HEREBY CERTIFY:

FIRST: That the name of the corporation (the "Corporation") is CorCell, Inc.

SECOND: That at a meeting of the Board of Directors of the Corporation, a resolution was duly adopted setting forth a proposed amendment to the certificate of incorporation of the Corporation and declaring said amendment to be advisable. The resolution setting forth the proposed amendment is as follows:

> **RESOLVED**, that, in order to receive an additional contribution to capital by the Company's stockholders, the Board of Directors deems it necessary and advisable and in the best interests of the Company to amend its certificate of incorporation to increase its authorized capital stock, specifically by amending Section 4 thereof to read as follows:
>
> "Article 4: The aggregate number of shares of stock which the corporation shall have authority to issue is fifty million (50,000,000) shares of which forty-nine million (49,000,000) will be common stock, par value $.001 per share, and shall be designated "Common Stock," and one million (1,000,000) shares shall be preferred stock, par value $.001 per share and shall be designated "Preferred Stock" to be issued in one or more series with such designations, rights, preferences and restrictions as may be determined by the Board of Directors from time to time."

THIRD: That in lieu of a special meeting and vote of the stockholders of the Corporation, a stockholder holding more than a majority of the outstanding common stock of the Corporation has given written consent to said amendment in accordance with the provisions of Section 228 of the General Corporation Law of the State of Delaware.

FOURTH: That the aforesaid amendment of the certificate of incorporation was duly adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware.

478323_1

FIFTH: That the capital of said corporation shall not be reduced under or by reason of said amendment.

IN WITNESS WHEREOF, CorCell, Inc. has caused this certificate to be signed by Marcia A. Laleman, its President, this 31st day of December, 2002.

CorCell, Inc.

By: _______________________
Marcia A. Laleman
President

478323_1

I, EDWARD J. FREEL, SECRETARY OF STATE OF THE STATE OF
DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT
COPY OF THE CERTIFICATE OF AMENDMENT OF "CORCELL, INC.", FILED
IN THIS OFFICE ON THE ELEVENTH DAY OF JANUARY, A.D. 1999, AT
1:30 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE
NEW CASTLE COUNTY RECORDER OF DEEDS.



Edward J. Freel, Secretary of State

2555898 8100

991011467

AUTHENTICATION: 9515669

DATE: 01-12-99

CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION
OF
CORCELL, INC.

CorCell, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of Delaware,

DOES HEREBY CERTIFY:

FIRST: That the name of the corporation (hereinafter called the "corporation") is CorCell, Inc.

SECOND: That the Board of Directors of said corporation by unanimous written consent of its members, filed with the minutes of the Board, adopted a resolution proposing and declaring advisable the following amendment to the Certificate of Designation, Number, Powers, Preferences and Relative, Participating, Optional, and Other Special Rights and the Qualifications, Limitations, Restrictions and Other Distinguishing Characteristics of Series "A" Preferred Stock of said corporation filed on April 9, 1997 with the Delaware Secretary of State:

> RESOLVED, that the certificate of incorporation of the corporation is hereby amended by adding the following language at the end of Paragraph 3.2 of Exhibit A to the Certificate of Designation, Number, Powers, Preferences and Relative, Participating, Optional. and Other Special Rights and the Qualifications, Limitations, Restrictions and Other Distinguishing Characteristics of Series "A" Preferred Stock of the Corporation:

>> ", it being understood that the holder of Series A Preferred Stock shall have the right to waive the automatic conversion of all, but not less than all, of its Preferred Stock, where the gross proceeds of such sale or contribution is less than $2,000,000, but such right may be exercised only once and must be exercised by written notice to the Company given prior to the Company's making its offer to the person(s) buying stock or making the contribution to capital."

THIRD: That in lieu of a meeting and vote of stockholders, a majority of the stockholders have given written consent to said amendments in accordance with the provisions of Section 228 of the General Corporation Law of the State of Delaware.

/u1a/bittlee/amendments/corcell.de.amend

FOURTH: That the aforesaid amendment of the certificate of incorporation was duly adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, CorCell, Inc. has caused this certificate to be signed by John R. Haines, its President this 11 day of January, 1999.

CorCell, Inc.

By: [signature]
John R. Haines
President

STATE OF DELAWARE
SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 09:00 AM 04/09/1997
971114988 - 2555898

CERTIFICATE OF DESIGNATION, NUMBER, POWERS, PREFERENCES AND RELATIVE, PARTICIPATING, OPTIONAL, AND OTHER SPECIAL RIGHTS AND THE QUALIFICATIONS, LIMITATIONS, RESTRICTIONS, AND OTHER DISTINGUISHING CHARACTERISTICS OF SERIES "A" PREFERRED STOCK OF CORCELL, INC.

It is hereby certified that:

1. The name of the corporation (hereinafter called the "corporation") is CorCell, Inc.

2. The certificate of incorporation as amended of the corporation authorizes the issuance of one million (1,000,000) shares of Preferred Stock of a par value of $.001 Cents each and expressly vests in the Board of Directors of the corporation the authority provided therein to issue any or all of said shares in one or more series and by resolution or resolutions, the designation, number, full or limited voting powers, or the denial of voting powers, preferences and relative, participating, optional, and other special rights and the qualifications, limitations, restrictions, and other distinguishing characteristics of each series to be issued.

3. The Board of Directors of the corporation, pursuant to the authority expressly vested in it as aforesaid, has adopted the following resolutions creating a Series "A" convertible issue of Preferred Stock:

> RESOLVED, that there is hereby established a series of the Series Preferred Stock designated "Series A Convertible Preferred Stock" (herein referred to as "Series A Stock"), consisting of 1,500 shares, having a par value per share equal to $.001, and having the relative rights, designations, preferences, qualifications, privileges, limitations, and restrictions applicable thereto as more fully described on Exhibit A, Terms of Series A Convertible Preferred Stock.
>
> FURTHER RESOLVED, that the statements contained in the foregoing resolution creating and designating the said Series A issue of Preferred Stock and fixing the number, powers, preferences and relative, optional, participating, and other special rights and the qualifications, limitations, restrictions, and other distinguishing characteristics thereof shall, upon the effective date of said series, be deemed to be included in and be a

part of the certificate of incorporation of the corporation pursuant to the provisions of Sections 104 and 151 of the General Corporation Law of the State of Delaware.

Signed on April 9, 1997

Frank Giordano, President

[illegible]

March 27, 1997

I, EDWARD J. FREEL, SECRETARY OF STATE OF THE STATE OF
DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT
COPY OF THE CERTIFICATE OF AMENDMENT OF "STEM CELLS
TECHNOLOGIES, INC." CHANGING ITS NAME FROM "STEM CELLS
TECHNOLOGIES, INC." TO "CORCELL, INC.", FILED IN THIS OFFICE ON
THE TWELFTH DAY OF DECEMBER, A.D. 1995, AT 9 O'CLOCK A.M.

A CERTIFIED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO
THE NEW CASTLE COUNTY RECORDER OF DEEDS FOR RECORDING.





Edward J. Freel, Secretary of State

2555898 8100

950294478

AUTHENTICATION: 7760475

DATE:

12-20-95

CERTIFICATE OF AMENDMENT OF CERTIFICATE
OF INCORPORATION BEFORE PAYMENT OF
ANY PART OF THE CAPITAL
OF
STEM CELLS TECHNOLOGIES, INC.

It is hereby certified that:

1. The name of the corporation (hereinafter called the "Corporation") is Stem Cells Technologies, Inc.

2. The Corporation has not received any payment for any of its stock.

3. The Certificate of Incorporation of the Corporation is hereby amended by striking out Articles 1 and 4 thereof and by substituting in lieu of said Articles the following new Articles 1 and 4, and inserting a new Article 8:

"Article 1: The name of the Corporation is CorCell, Inc."

"Article 4: The aggregate number of shares of stock which the corporation shall have authority to issue is twenty-six million (26,000,000) shares of which twenty-five million (25,000,000) shares will be common stock, par value $.001 per share, and shall be designated "Common Stock," and one million (1,000,000) shares shall be preferred stock, par value $.001 per share and shall be designated "Preferred Stock" to be issued in one or more series with such designations, rights, preferences and restrictions as may be determined by the Board of Directors from time to time."

"Article 8: No director shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty by such director as a director. Notwithstanding the foregoing sentence, a director shall be liable to the extent provided by applicable law (i) for breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit. No amendment to or repeal of this Article Eighth shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment.

4.   The amendments of the Certificate of Incorporation of the Corporation herein certified were duly adopted, pursuant to the provisions of Section 241 of the General Corporation Law of the State of Delaware, by the sole incorporator, no directors having been named in the certificate of incorporation and no directors having been elected.

Signed on December 7, 1995

Marie E. DeCarlo

Marie   E.   DeCarlo,   Sole Incorporator

State of Delaware

Office of the Secretary of State

I, EDWARD J. FREEL, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "STEM CELLS TECHNOLOGIES, INC.", FILED IN THIS OFFICE ON THE TWENTY-SIXTH DAY OF OCTOBER, A.D. 19[illegible], AT [illegible] O'CLOCK A.M.

A CERTIFIED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS FOR RECORDING.





GREAT SEAL OF THE STATE OF DELAWARE
1793 · 1847 · 1907
LIBERTY AND INDEPENDENCE

Edward J. Freel

Edward J. Freel, Secretary of State

2555898 8100

950247743

AUTHENTICATION: 7690530

DATE: 10-27-95

CERTIFICATE OF INCORPORATION

OF

Stem Cells Technologies, Inc.

The undersigned, a natural person, for the purpose of organizing a corporation for conducting the business and promoting the purposes hereinafter stated, under the provisions and subject to the requirements of the laws of the State of Delaware (particularly Chapter 1, Title 8 of the Delaware code and the acts amendatory thereof and supplemental thereto, and known, identified and referred to as the "General Corporation Law of the State of Delaware"),

1.   The name of the corporation is Stem Cells Technologies, Inc.

2.   The address of its registered office in the State of Delaware is 1013 Centre Road, in the City of Wilmington, County of New Castle.   The name of its registered agent at such address is Corporation Service Company.

3.   The nature of the business or purpose to be conducted or promoted is:

To engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

In general, to possess and exercise all of the powers and privileges granted by the General Corporation Law of Delaware or by any other law of Delaware or by this Certificate of Incorporation together with any powers incidental thereto, so far as such powers and privileges are necessary or convenient to the conduct, promotion or attainment of the business or purposes of the corporation.

4.   The total number of shares of stock which the corporation shall have authority to issue is One Thousand (1,000).   The par value of each of such shares is One Cent ($.01).   All such shares are of one class and are shares of common stock.

5.   The name and mailing address of the incorporator is as follows:

NAME
Marie E. DeCarlo

MAILING ADDRESS
c/o Dilworth, Paxson, Kalish & Kauffman
3200 Mellon Bank Center
1735 Market Street
Philadelphia, PA 19103

6. The corporation is to have perpetual existence.

7. In furtherance and not in limitation of the powers conferred by statute, the board of directors is expressly authorized to make, alter or repeal the by-laws of the Corporation.

THE UNDERSIGNED, being the incorporator hereinbefore named, for the purpose of forming a corporation pursuant to the General Corporation Law of the State of Delaware, does make this Certificate, hereby declaring and certifying that this is my act and deed and the facts herein stated are true, and accordingly has hereunto set my hand this 26th day of October, 1995.

Marie E. DeCarlo
Marie E. DeCarlo

EXHIBIT A

TERMS OF SERIES A CONVERTIBLE PREFERRED STOCK
OF
CORCELL, INC.

<u>Designation of Series A Convertible Preferred Stock</u>. There is hereby established a series of the Series Preferred Stock designated "Series A Convertible Preferred Stock" (herein referred to as "Series A Stock"), consisting of 1,500 shares, having a par value per share equal to $.001, and having the relative rights, designations, preferences, qualifications, privileges, limitations, and restrictions applicable thereto as follows:

1. <u>Dividend Provisions</u>. Except as may be otherwise approved in writing by the holders of a majority of the outstanding shares of Series A Stock then outstanding:

1.1. the holders of shares of Series A Stock shall be entitled to receive dividends, out of any assets legally available therefor, in an amount per share of Series A Stock which is equal to the product of (a) the number of shares of Common Stock, $.001 par value ("<u>Common Shares</u>") of the Company into which one share of Series A Stock is convertible at the time of declaration of such dividend, multiplied by (b) the aggregate per Common Share amount of all cash dividends and the aggregate per share amount of all non-cash dividends or other distributions on Common Shares, when, as and if a dividend is declared on Common Shares. Such dividends shall accumulate and be declared and paid contemporaneously with the declaration and payment of the related dividend on Common Shares, so that the Series A Stock participates equally with the Common Shares in such dividend or distribution with respect to the number of Common Shares into which the Series A Stock is then convertible pursuant to Section 3 hereof.

1.2. In addition, from time to time after each dividend is paid with respect to Series A Stock as provided in subsection (a) above, for each share of Series A Stock converted into Common Shares (the "Converted Shares") prior to such dividend that becomes convertible into a greater number of Common Shares pursuant to Section 3 hereof, the Company shall promptly declare and pay a dividend to the holder of the Converted Shares in an amount equal to the per Common Share amount of such dividend when paid by the Company multiplied by (y) the number of Common Shares into which each share of Series A Stock is then entitled to be converted less (z) the number of Common Shares into which each share of Series A Stock was originally converted.

(c) So long as any share of Series A Stock is outstanding, no deposit, payment, or distribution of any kind shall be made in respect of, or pursuant to, any purchase or redemption requirement applicable to any Common Shares, unless all accumulations, if any, of dividends on the Series A Stock shall have been paid. So long as any Series A Stock shall remain outstanding, no dividend or other distribution (except in Common Shares) shall be paid or made on the Common Shares and no Common

Share shall be purchased or otherwise acquired by the Company or any subsidiary of the Company other than upon exercise of the Company's rights under any restricted stock purchase agreement or by exchange therefor of Common Shares or out of the proceeds of the substantially concurrent sale of Common Shares, unless (whether or not there shall be funds legally available therefor) all accumulations, if any, of dividends earned on the Series A Stock shall have been paid.

Subject to the above limitations and to the provisions of Section 6, dividends may be paid on the Common shares out of any funds legally available for such purpose when and as declared by the Board of Directors.

2. **Liquidation Preference.** Except as may be otherwise approved in writing by the holders of a majority of the outstanding shares of Series A Stock then outstanding, in the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of Series A Stock shall be entitled to receive, prior to any distribution of any of the assets of the Company to the holders of Common Shares by reason of their ownership thereof, the amount per share of Series A Stock that would have been payable had each such share plus all accumulated but unpaid dividends thereon, if any, up to and including the date of full payment, been converted to Common Shares immediately prior to such event of liquidation, dissolution or winding up pursuant to the provisions of Section 3 hereof.

3. **Conversion.** The holders of the Series A Stock shall have conversion rights as follows:

3.1. **Conversion Rights.** Each share of Series A Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, into that number of fully paid and nonassessable Common Shares as is equal to the Preferred Conversion Ratio (hereinafter defined) in effect at the time of such conversion. Each share of Series A Stock shall be convertible into that number of Common Shares equal to 0.0001 (the "Preferred Conversion Ratio") multiplied by the number of the Fully-Diluted Shares (hereinafter defined) on the date of conversion of such shares of Series A Stock. If the Series A Stock is converted prior to the Automatic Conversion Date (hereinafter defined), the Company shall issue to the holders of such Series A Stock, effective upon the Automatic Conversion Date, the number of Common Shares equal to (x) the number of Common Shares issuable to the holder of the Series A Stock on the Automatic Conversion Date with respect to the Series A Stock converted prior to the Automatic Conversion Date less (y) the number of Common Shares into which such Series A Stock was converted into prior to the Automatic Conversion Date. "Fully-Diluted Shares" at any time shall mean the sum of (A) the number of Common Shares of the Company then outstanding, plus (B) in the case of options, warrants or other rights to purchase or subscribe for Common Shares then outstanding, the aggregate maximum number of Common Shares which are deliverable upon exercise of such options, warrants or rights (but excluding any options to employees, consultants, advisory board members, officers or directors of the Company in an amount not exceeding ten (10) percent of the Common Stock after conversion of the Series A Stock), plus (C) in the case of securities by their terms convertible into or exchangeable for Common Shares or options, warrants or rights to subscribe for or purchase such convertible or exchangeable securities, the aggregate maximum number of Common Shares deliverable upon conversion of or in exchange for any such convertible or exchangeable securities, whether or not then exercisable, or upon the exercise of options, warrants or rights to purchase or subscribe for such convertible or exchangeable securities, plus (D) the number of shares to be issuable hereunder upon the conversion of the Series A Stock. The type of property issuable upon conversion of the Series A Stock may be changed as described in Section 3(f) hereof.

3.2. Automatic Conversion. Immediately preceding the Automatic Conversion Date (hereinafter defined) event described below, each outstanding share of Series A Preferred Stock shall automatically be converted into Common Shares pursuant to the formula set forth in Section 3(a) above, provided that prior thereto all accumulated dividends, if any, are paid to the holders of the Series A Stock. The "Automatic Conversion Date" shall be the first to occur of (i) October 11, 2001, (ii) the date of consummation of a sale by the corporation of its Common Stock in a bona fide, firm commitment underwriting pursuant to a registration statement on Form S-1 or Form SB-1, under the Securities Act of 1933, as amended (the "1933 Act") (or any equivalent successor form), the public offering price of which was not less than $5.00 per share (adjusted to reflect changes after April 11, 1997 in the number of shares of Common Stock outstanding by reason of stock dividends, stock splits or recapitalizations or the like) and the gross proceeds to the corporation of which were not less than $10,000,000, (iii) the date of consummation of a merger of the Company with or into any other company or companies, or a sale, conveyance or disposition of all or substantially all of the assets of the Company or the effectuation by the Company of a transaction or series of related transactions in which more than 50% of the voting power of the Company is acquired by any person or group (within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended) or entities other than the Company or its Affiliates or (iv) the date of consummation of a sale or issuance by the Company of any of its equity securities (including, without limitation, (A) any security or right which is convertible into or exercisable to acquire any other equity security and (B) any security which gives the holder thereof the right to appoint, elect or vote with respect to the election of any member of the Board of Directors of the Company) in a private placement conducted pursuant to Regulation D of the Act or any other contribution to capital of the Company where such sale or contribution results in the Company's receipt of $10,000,000 or more in gross proceeds or which involves more than 5% of the outstanding equity securities of the Company or the voting power thereof .

3.3. **Mechanics of Conversion.** Before any holder of Series A Stock shall be entitled to convert the same into Common Shares, such holder shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Company or of any transfer agent for the Series A Stock, and shall give written notice by mail, postage prepaid, to the Company at its principal corporate office, of the election to convert the same and shall state therein the name or names in which the certificate or certificates for Common Shares are to be issued. The Company shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Series A Stock, or to the nominee or nominees or such holder, a certificate or certificates for the number of whole Common Shares to which such holder shall be entitled as aforesaid. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Series A Stock to be converted, and the person or persons entitled to receive the Common Shares issuable upon such conversion shall be treated for all purposes as the record holder or holders of such Common Shares as of such date. If the conversion is in connection with an underwritten offer of securities registered pursuant to the 1933 Act, the conversion may, at the option of any holder tendering Series A Stock for conversion, be conditioned upon the closing with the underwriter of the sale of securities pursuant to such offering, in which event the person(s) entitled to receive the Common Shares issuable upon such conversion of the Series A Stock shall not be deemed to have converted such Series A Stock until immediately prior to the closing of such sale of securities.

3.4. Fractional Shares. The Company shall not be required to issue fractions of Common Shares upon conversion of the Series A Stock. If any fraction of a Common Share would, but for this Section, be issuable upon any conversion of the Series A Stock, in lieu of such fractional share the Company shall pay to the holder of the Series A Stock so converted, in cash, an amount equal to the fair market value of such fractional share, _provided_ that all shares of Series A Stock held of record by the same holder and then being converted shall be aggregated for purposes of determining fractional shares.

3.5. Stock Reorganization. At any time and from time to time after the Determination Date, in case the Company shall subdivide its outstanding Common Shares into a greater number of shares or consolidate its outstanding Common Shares into a smaller number of shares or shall declare and distribute a dividend or other distribution payable solely in additional Common Shares (any such event being called a "Stock Reorganization"), then the Preferred Conversion Ratio shall be adjusted, effective immediately after the record date at which the holders of Common Shares are determined for purposes of such Stock Reorganization, to a number determined by multiplying the Preferred Conversion Ratio in effect immediately prior to such record date by a fraction, the numerator of which shall be the number of Common Shares outstanding after giving effect to such Stock Reorganization and the denominator of which shall be the number of Common Shares outstanding on such record date before giving effect to such Stock Reorganization.

3.6. Capital Reorganization. At any time and from time to time so long as Series A Stock are outstanding, if there shall be: (i) any consolidation or merger to which the Company is a party (other than a consolidation or a merger in which the Company is a continuing corporation and which does not result in any reclassification of, or change (other than a Stock Reorganization or a change in par value) in, outstanding Common Shares) or (ii) any sale or conveyance of the property of the Company as an entirety or substantially as an entirety (any such event being called a "Capital Reorganization"), then, effective upon the effective date of such Capital Reorganization, the Holder shall have the right to receive, upon conversion of Series A Stock, the kind and amount of shares of stock and other securities and property (including cash) which the Holder would have owned or have been entitled to receive after such Capital Reorganization if the Series A Stock had been converted immediately prior to such Capital Reorganization. In such event, the provisions set forth herein with respect to the rights and interest of the Holder shall be appropriately adjusted so as to be applicable, as nearly as may reasonably be, to any shares of stock or other securities or property thereafter receivable upon the conversion of the Series A Stock. The above provisions of this Section 3(f) shall apply to successive consolidations, mergers, sales and conveyances.

3.7. Certain Other Events. If any event occurs as to which the foregoing provisions of this Section 3 are not strictly applicable or, if strictly applicable, would not, in the good faith judgment of the Board of Directors of the Company, fairly protect the conversion rights of the holders of Series A Stock in accordance with the essential intent and principles of such provisions or would violate applicable law, then such Board shall make such adjustments in the application of such provisions in accordance with such essential intent and principles, as shall be reasonably necessary, in the good faith opinion of such Board, to protect such conversion rights as aforesaid.

3.8. Adjustment Rules. Any adjustments pursuant to this Section 3 shall be made successively whenever an event referred to herein shall occur. If the Company shall set a record date to determine the holders of Common Shares for purposes of a Capital Reorganization and shall legally abandon such action prior to effecting such action, then no adjustment shall be made pursuant to this Section 3 in respect of such action.

3.9. Action Prior to Any Action Requiring Adjustment. As a condition precedent to the taking of any action which would require an adjustment pursuant to this Section 3, the Company shall take any action which may be necessary, including obtaining regulatory approvals or exemptions, in order that the Company may thereafter validly and legally issue as fully paid and nonassessable all Common Shares which the holders of outstanding

Series A Stock will be entitled to receive upon conversion thereof.

3.10. __Notice of Adjustment__. Not less than 10 days prior to the record date of any action which requires or might require an adjustment or readjustment pursuant to this Section 3, the Company shall give notice to each holder of Series A Stock of such event, describing such event in reasonable detail and specifying the record date or effective date, as the case may be, and, if determinable, the required adjustment and the computation thereof. If the required adjustment is not determinable at the time of such notice, the Company shall give notice to each holder of Series A Stock of such adjustment and computation promptly after such adjustment becomes determinable.

3.11. __No Impairment__. The Company will not, by amendment of its Certificate of Incorporation or through any reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company, but will at all times in good faith assist in the carrying out of all the provisions of this Section 3 and in the taking of all such action as may be necessary or appropriate in order to protect the conversion rights of the holders of the Series A Stock against impairment.

3.12. __Notices__. Any notice required by the provisions of this Section 3 to be given to the holders of shares of Series A Stock shall be deemed given if deposited in the United States mail, postage prepaid, and addressed to each holder of record at such holder's address appearing on the books of the Company.

4. __Status of Converted Stock__. In the event any shares of Series A Stock shall be converted pursuant to Section 3 hereof, the shares so converted shall be canceled, retired and shall not be reissuable by the Company.

5. __Redemption__. Shares of Series A Stock are not redeemable.

6. __Voting Rights__.

6.1. __General__. On all matters submitted to a vote of the holders of Common Shares, the holder of each share of Series A Stock shall have the right to one vote for each Common Share into which such Series A Stock could then be converted (with any fractional share determined on an aggregate conversion basis being rounded to the nearest whole share), and with respect to such vote, such holder shall have full voting rights and powers equal to the voting rights and powers of the holders of such Common Shares, and shall be entitled, notwithstanding any provision hereof, to notice of any shareholders' meeting in accordance with the by-laws of the Company, and, except as expressly provided in clause (b) hereof, shall be entitled to vote, together with holders of Common Shares, with respect to any question upon which holders of Common Shares have the right to vote.

6.2. <u>Election of Directors</u>. Except as may be otherwise approved in writing by the holders of a majority of the outstanding shares of Series A Stock then outstanding, the Board of Directors shall consist of up to eleven (11) members. The holders of the Series A Stock, voting as a separate class, shall have the right to elect two directors, <u>provided</u>, <u>however</u>, that G. Fred DiBona, if a member of the Board of Directors while employed by Independence Blue Cross, shall be deemed to be one of the two designees of the holders of the Series A Stock. Except as may otherwise be provided by law or in the Certificate of Incorporation of the Company, the holders of the Common Stock shall have the right to elect the remaining members of the Board of Directors and the Series A Stock shall not be entitled to vote in the election of the remaining members of the Board of Directors.

Any director who shall have been elected by the holders of Series A Stock may be removed during his term of office, either for or without cause, by and only by, the affirmative vote of the holders of a majority of the shares of Series A Stock then outstanding, given at a special meeting of such shareholders duly called for that purpose, and any vacancy thereby created may be filled by the holders of the Series A Stock represented at that meeting.

6.3. <u>Basic Protective Provisions</u>. So long as shares of Series A Stock are outstanding, the Company shall not without first obtaining the approval (by vote or written consent) of the holders of at least a majority of the then outstanding shares of Series A Stock (voting as a separate class):

(a) voluntarily dissolve, liquidate or wind-up or carry out any partial liquidation or distribution or transaction in the nature of a partial liquidation or distribution;

(b) amend, alter or repeal any provision of its Certificate of Incorporation or amend or repeal any provisions of the bylaws of the Company in any manner that might adversely affect the rights of the holders of Series A Stock;

(c) do any act or thing which would result in taxation of the holders of shares of the Series A Stock under Section 305 of the Internal Revenue Code of 1986, as amended (or any comparable provision of the Internal Revenue Code as hereafter from time to time amended); or

(d) declare any dividend on any class or series of stock other than the Series A Stock, or repurchase shares of any class or series.

EXHIBIT B

BYLAWS

AMENDED AND RESTATED

BY-LAWS OF

CORCELL, INC.

(Amended as of 4/19/2004)

ARTICLE I - OFFICES

1.   Registered Office. The address of the registered office of the corporation shall be such as the Board of Directors, from time to time, may designate within the State of Delaware.

2.   Other Offices. The corporation may also have offices at such other places as the Board of Directors may from time to time appoint or the business of the corporation may require.

ARTICLE II - SEAL

1.   Corporate Seal. The corporate seal shall be in the form adopted by the Board of Directors. Said seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise. The seal may be affixed by any officer of the corporation to any instrument executed by authority of the corporation, and the seal when so affixed may be attested by the signature of any officer of the corporation.

ARTICLE III - STOCKHOLDERS' MEETING

1.   Time and Place of Stockholders' Meetings. Meetings of the stockholders shall be held at the registered office of the corporation or at such other place or places, either within or without the State of Delaware, as may be designated by the Board of Directors or the stockholders.

2.   Annual Meetings. The annual meeting of the stockholders shall be held on such date and at such time and place as the Board of Directors may designate, when the stockholders shall elect a Board of Directors, and transact such other business as may properly be brought before the meeting. The date, place and time of the annual meeting shall be stated in the notice of such meeting delivered to or mailed to the stockholders. A failure to hold the annual meeting at the designated time or to elect a sufficient number of directors to conduct the business of the corporation shall not affect otherwise valid corporate acts or work a forfeiture or dissolution of the corporation except as may be otherwise specifically provided by law.

3.   Quorum. The presence, in person or proxy, of the holders of a majority of the issued and outstanding shares entitled to vote shall constitute a quorum at all meetings of the stockholders except as otherwise provided by law, by the Certificate of Incorporation or by these By-Laws. If however, such quorum shall not be present at any meeting of the stockholders, those entitled to vote thereat shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until the requisite number of shares shall be present. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified. If the adjournment is for more than thirty days, or if after

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the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder entitled to vote at the meeting.

4.   Voting; Proxies. At each meeting of the stockholders every stockholder having the right to vote shall be entitled to vote in person or by proxy appointed by an instrument in writing subscribed by such stockholder and delivered to the Secretary prior to or at the meeting. In lieu thereof, to the extent permitted by law, a proxy may be transmitted in a telegram, cablegram or other means of electronic transmission provided that the telegram, cablegram or electronic transmission either sets forth or is submitted with information from which it can be determined that the telegram, cablegram or other electronic transmission was authorized by a stockholder. A copy, facsimile transmission or other reliable reproduction of a written or electronically-transmitted proxy authorized hereby may be substituted for or used in lieu of the original writing or electronic transmission. No unrevoked proxy shall be valid after three years from the date of its execution, unless a longer time is expressly provided therein. A duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A proxy may be made irrevocable regardless of whether the interest with which it is coupled is an interest in the stock itself or an interest in the corporation generally. The original share ledger or transfer book, or a duplicate thereof kept in this State shall be prima facie evidence of the right of the person named therein to vote thereon. The vote for directors shall be by ballot.

5.   Notice of Annual Meeting. Written notice of the annual meeting shall be mailed to each stockholder of record not less than 10 days nor more than sixty days prior to the meeting. If mailed, such notice shall be deemed to be given when deposited in the mail, postage pre-paid, directed to the stockholder at his or her address as it appears on the records of the corporation.

6.   Special Meetings. Special meetings of the stockholders may be called at any time by the President, and shall be called by the President and Secretary at the request in writing of a majority of the Board of Directors, or at the request in writing of stockholders owning a majority in amount of the entire capital stock of the corporation issued and outstanding and entitled to vote. Such request shall state the purpose or purposes of the proposed meeting. At any time, upon written request of any person entitled to call a special meeting, it shall be the duty of the Secretary to call a special meeting of the stockholders, and give written notice to each stockholder entitled to vote at such meeting stating the time, place and purpose or purposes of the meeting not less than ten nor more than sixty days before the date of the meeting. Business transacted at all special meetings shall be confined to the objects stated in the call and matters germane thereto.

7.   Notice of Special Meetings. Written notice of a special meeting of stockholders stating the time and place and object thereof, shall be mailed, postage prepaid, to each stockholder entitled to vote thereat at such address as appears on the books of the corporation, not less than 10 nor more than sixty days before such meeting, unless a greater period of notice is required by statute in a particular case. If mailed, such notice shall be deemed to be given when deposited in the mail, postage pre-paid, directed to the stockholder at his or her address as it appears on the records of the corporation.

8.   Stock List. The officer or agent having charge of the transfer books shall make at least 10 days before each meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, with the address of each and the number of shares held by each. The list shall be subject to inspection by any stockholder at any time during usual business hours. Such list shall also be produced and kept open at the time and place of the meeting, and shall be subject to the inspection of any stockholder during the whole time of the meeting. The original share ledger or

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transfer book, or a duplicate thereof kept in this State, shall be prima facie evidence as to who are the stockholders entitled to examine such list or share ledger or transfer book, or to vote in person or by proxy, at any meeting of stockholders.

9.   Action by Consent in Writing.   Unless otherwise provided in the Certificate of Incorporation, any action required to be taken at any annual or special meeting of stockholders of the corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.   Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

ARTICLE IV - DIRECTORS

1.   Number; Election; Term.   The business of this corporation shall be managed by its Board of Directors (who need not be residents of the State of Delaware, nor stockholders of the Corporation).   The number of Directors shall be not less than one, and may consist of such number as may be determined from time to time by the stockholders, or, in the absence of such determination by the stockholders, as may be determined from time to time by the Board of Directors, but no decrease in the number of directors shall have the effect of shortening the term of any incumbent director. They shall be elected by the stockholders at the annual meeting of stockholders of the corporation, and each director shall be elected for the term of one year, and until his successor shall be elected and shall qualify or until their earlier death, resignation or removal.

2.   Powers of the Board.   In addition to the powers and authorities by these By-Laws expressly conferred upon them, the Board may exercise all such powers of the corporation and do all such lawful acts and things as are not by statute or by the Certificate or by these By-Laws directed or required to be exercised or done by the stockholders.

3.   Meetings Generally.   The meetings of the Board of Directors may be held at such place within the State of Delaware, or elsewhere, as a majority of the directors may from time to time appoint, or as may be designated in the notice calling the meeting.

4.   Organizational Meeting.   Each newly elected Board may meet at such place and time as shall be fixed by the stockholders at the meeting at which such directors are elected and no notice shall be necessary to the newly elected directors in order to legally constitute the meeting, or they may meet at such place and time as may be fixed by the consent in writing of all the directors.

5.   Annual Meetings.   Annual meetings of the Board shall be held without notice immediately following the annual meeting of the stockholders at the registered office of the company, or at such other time and place as shall be determined by the Board.

6.   Special Meetings.   Special meetings of the Board may be called by the Chairman of the Board or the President by the mailing of notice to each director at least 48 hours before the meeting or by notifying each director of the meeting at least 24 hours prior thereto either personally, by telephone or by electronic transmission; special meetings shall be called on like notice by the Chairman of the Board, the President or, on the written request of any two directors, by the Secretary.

bylaws of corcell inc

7.   Quorum. A majority of the total number of directors in office shall be necessary to constitute a quorum, except when there is only one director, then one director shall constitute a quorum for the transaction of business. The acts of a majority of the directors present at a meeting at which a quorum is present shall be the acts of the Board of Directors.

8.   Committees of the Board. The Board of Directors may, by resolution passed by a majority of the whole Board, designate one or more committees, each committee to consist of one or more of the directors of the corporation. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board of Directors, or in the By-Laws, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to amending the Certificate of Incorporation, adopting an agreement of merger or consolidation, recommending to the stockholders the sale, lease or exchange of all or substantially all of the corporation's property and assets, recommending to the stockholders a dissolution of the corporation or a revocation of a dissolution, or amending the By-Laws of the corporation; and unless the resolution, these By-Laws or the Certificate of Incorporation expressly so provide, no such committee shall have the power or authority to declare a dividend or to authorize the issuance of stock.

9.   Salaries. Directors as such, shall not receive any stated salary for their services, but by resolution of the Board, a fixed sum and expenses of attendance, if any, may be allowed for attendance at each annual or special meeting of the Board, PROVIDED that nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity and receiving compensation therefor.

10.   Presence at Meeting; Action Without a Meeting. Members of the Board of Directors or any committee designated by the Board of Directors, may participate in a meeting of the Board of Directors, or any committee, by means of conference telephone or similar communications equipment by means of which all persons participating in a meeting shall constitute presence in person at the meeting. Any action required or permitted to be taken at any meeting of the Board of Directors or committee thereof may be taken without a meeting if all the members of the Board or the committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board or committee.

11.   Major Transactions. The Board of Directors shall not approve or ratify the corporation's entering into, and shall not agree to enter into, any of the transactions described in Schedule 1 hereof, without the prior written approval of a majority of the corporation's stockholders.

ARTICLE V - OFFICERS

1.   Election; Term of Office; Appointments. The executive officers of the corporation shall be chosen by the directors and shall be a President, Secretary, and Treasurer. The Board of Directors may also choose a Chairman of the Board, one or more Vice-Presidents and such other officers and agents as it shall deem necessary or advisable in the conduct of the affairs of the

bylaws of corcell inc

4

corporation. Officers shall hold their offices until their successors are chosen and qualify in their stead or until their earlier death, resignation or removal, and shall have such authority and shall perform such duties as from time to time shall be prescribed by the Board. The Board of Directors may fill any vacancy occurring in any office of the corporation at any regular or special meeting. Any two or more offices may be held by the same person. It shall not be necessary for the officers to be directors. A failure to elect officers shall not dissolve or otherwise affect the corporation.

2. <u>Salaries.</u> The salaries of all officers and agents of the corporation shall be fixed by the Board of Directors.

3. <u>Removal and Resignation.</u> The officers of the corporation shall hold office for one year and until their successors are chosen and shall have qualified. Any officer elected or appointed by the Board of Directors may be removed at any time by the affirmative vote of a majority of the whole Board of Directors. If the office of any officer elected or appointed by the Board becomes vacant for any reason, the vacancy may be filled by the Board. Any officer may resign at any time upon written notice to the corporation.

4. <u>President.</u> The President shall be the chief executive officer of the corporation; he shall preside at all meetings of the stockholders and directors; he shall have general and active management of the business of the corporation, shall see that all orders and resolutions of the Board are carried into effect, subject, however, to the right of the directors to delegate any specific powers, except such as may be by statute exclusively conferred on the President, to any other officer or officers of the corporation. He shall execute bonds, mortgages and other contracts requiring a seal, under the seal of the corporation. He shall be EX-OFFICIO a member of all committees, and shall have the general powers and duties of supervision and management usually vested in the office of President of a corporation.

5. <u>Vice Presidents.</u> The Vice President or Vice Presidents, if there shall be more than one, shall perform such duties as from time to time shall be prescribed by these By-laws, by the Chairman of the Board, by the President or by the Board of Directors, and except as otherwise prescribed by the Board of Directors, they shall have such powers and duties as generally pertain to the office of Vice President.

6. <u>Secretary.</u> The Secretary shall attend all sessions of the Board and all meetings of the stockholders and act as clerk thereof, and record all the votes of the corporation and the minutes of all its transactions in a book to be kept for that purpose; and shall perform like duties for all committees of the Board of Directors when required. He shall give, or cause to be given, notice of all meetings of the stockholders and of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors or President, and under whose supervision he shall be. He shall keep in safe custody the corporate seal of the corporation, and when authorized by the Board, affix the same to any instrument requiring it.

7. <u>Treasurer.</u> The Treasurer shall have custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the corporation, and shall keep the moneys of the corporation in a separate account to the credit of the corporation. He shall disburse the funds of the corporation as may be ordered by the Board, taking proper vouchers for such disbursements, and shall render to the President and directors, at the regular meetings of the Board, or whenever they may require it, an account of all his transactions as Treasurer and of the financial condition of the corporation.

bylaws of corcell inc

8.   Major Transactions. The officers of the corporation shall not enter into, and shall not agree to enter into, any of the transactions described in Schedule 2 hereof, without the prior approval of a majority of the Board of Directors.

ARTICLE VI - VACANCIES

1.   Officers. If the office of any officer or agent, one or more, becomes vacant for any reason, the Board of Directors may choose a successor or successors, who shall hold office for the unexpired term in respect of which such vacancy occurred.

2.   Directors. Vacancies in the Board of Directors shall be filled by a majority of the remaining members of the Board though less than a quorum, and each person so elected shall be a director until his successor is elected by the stockholders, who may make such election at the next annual meeting of the stockholders or at any special meeting duly called for that purpose and held prior thereto. If at the time of filling any vacancy, the directors then in office shall constitute less than a majority of the whole Board (as constituted immediately prior to any such increase), the Court of Chancery may, upon application of any stockholder or stockholders holding at least ten percent of the total number of the shares at the time outstanding having the right to vote for such directors, summarily order an election to be held to fill any such vacancies or newly created directorships, or to replace the directors chosen by the directors then in office.

ARTICLE VII - CORPORATE RECORDS

1.   Form of Records. Any records maintained by the Corporation in the regular course of its business, including its stock ledger, books of account, and minute books, may be kept on, or be in the form of, punch cards, magnetic tape, photographs, microphotographs, or any other information storage device, provided that the records so kept can be converted into clearly legible form within a reasonable time. The corporation shall so convert any records so kept upon the request of any person entitled to inspect same.

ARTICLE VIII - SHARE CERTIFICATES, DIVIDENDS, ETC.

1.   Certificates of Stock. The share certificates of the corporation shall be numbered and registered in the share ledger and transfer books of the corporation, as they are issued. They shall be signed by the President and the Secretary and shall bear the corporate seal. Any or all signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed on a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the corporation with the same effect as if he were such officer, transfer agent or registrar at the date of issue.

2.   Transfers of Stock. Transfers of shares shall be made on the books of the corporation upon surrender of the certificates therefor, endorsed by the person named in the certificate or by power of attorney, lawfully constituted in writing. No transfer shall be made inconsistent with the provisions of Article 8 of the Uniform Commercial Code, and its amendments and supplements.

3.   Record Date. The Board of Directors may fix a time, not less than ten nor more than sixty days, prior to the date of any meeting of stockholders, or the date fixed for the payment of any dividend or distribution, or the date for the allotment of rights, or the date when any change or conversion or exchange of shares will be made or go into effect, as a record date for the determination of the

bylaws of corcell inc

stockholders entitled to notice of, or to vote at, any such meeting, or entitled to receive payment of any such dividend or distribution, or to receive any such allotment of rights, or to exercise the rights in respect to any such change, conversion, or exchange of shares. In such case, only such stockholders as shall be stockholders of record on the date so fixed shall be entitled to notice of, or to vote at, such meeting, or to receive payment of such dividend, or to receive such allotment of rights, or to exercise such rights as the case may be, notwithstanding any transfer of any shares on the books of the corporation after any record date fixed, as aforesaid. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

      4.   <u>Lost Certificates.</u> Any person claiming a share certificate to be lost or destroyed shall make an affidavit or affirmation of that fact and advertise the same in such manner as the Board of Directors may require, and shall give the corporation a bond of indemnity with sufficient surety to protect the corporation or any person injured by the issue of a new certificate from any liability or expense which it or they may incur by reason of the original certificate remaining outstanding, whereupon a new certificate may be issued of the same tenor and for the same number of shares as the one alleged to be lost or destroyed, but always subject to the approval of the Board of Directors.

      5.   <u>Dividends.</u> Subject to the provisions of the statute and any restriction contained in its Certificate of Incorporation, the Board of Directors may declare and pay dividends upon the outstanding shares of the corporation out of its surplus or, in case there shall be no surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year, in cash, property or in shares of the corporation.

      6.   <u>Payment of Dividends.</u> Before payment of any dividend there may be set aside out of the net profits of the corporation such sum or sums as the directors, from time to time, in their absolute discretion, think proper as a reserve fund to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purpose as the directors shall think conducive to the interests of the corporation, and the directors may abolish any such reserve in the manner in which it was created.

      7.   <u>Partly Paid Shares.</u> Certificates may be issued for partly paid shares and in such case upon the face or back of the certificates issued to represent any such partly paid shares, the total amount of the consideration to be paid therefor, and the amount paid thereon shall be specified.

      8.   <u>Restrictions on Transfer of Securities.</u> If the corporation shall be authorized to issue more than one class of stock or more than one series of any class, the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualification, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate which the corporation shall issue to represent such class or series of stock, provided that, except as otherwise provided in section 202 of the General corporation Law of Delaware, in lieu of the foregoing requirements, there may be set forth on the face or back of the certificate which the corporation shall issue to represent such class or series of stock, a statement that the corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

<p align="center">ARTICLE IX - MISCELLANEOUS PROVISIONS</p>

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1.   Checks. All checks, drafts, notes or other orders for the payment of money shall be signed by such officer or officers or agents as from time to time may be designated by the Board of Directors or by such officers of the corporation as may be designated by the Board to make such designation.

2.   Fiscal Year. The fiscal year shall be as designated by the Board of Directors.

3.   Notice. Whenever written notice is required to be given to any person, it may be given to such person, either personally or by sending a copy thereof through the mail, or by telegram, charges prepaid, to his address appearing on the books of the corporation, or supplied by him to the corporation for the purpose of notice. If the notice is sent by mail or by telegraph, it shall be deemed to have been given to the person entitled thereto when deposited in the United States mail or with a telegraph office for transmission to such person. Such notice shall specify the place, day and hour of the meeting and, in the case of a special meeting, the general nature of the business to be transacted.

4.   Waiver of Notice. Whenever any written notice is required to be given by law, or by the Certificate of Incorporation or these By-Laws, a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Neither the business to be transacted nor the purpose of any annual or special meeting need be specified in the waiver of notice of such meeting. Attendance of a person, either in person or by proxy, at any meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting was not lawfully called or convened.

ARTICLE X - ANNUAL STATEMENT

1.   Annual Statement. The President and Board of Directors shall present at each annual meeting a full and complete statement of the business and affairs of the corporation for the preceding year. Such statement shall be prepared and presented in whatever manner the Board of Directors shall deem advisable and need not be verified by a certified public accountant.   .

ARTICLE XI - AMENDMENTS

1.   Amendments. These By-Laws may be altered, amended or repealed or new By-Laws may be adopted by the stockholders or by the Board of Directors, when such power is conferred upon the Board of Directors by the Certificate of Incorporation at any annual or regular meeting of the stockholders or of the Board of Directors or at any special meeting of the stockholders or of the Board of Directors if notice of such alteration, amendment, repeal or adoption of new By-Laws be contained in the notice of such special meeting.

ARTICLE XII - INDEMNIFICATION OF DIRECTORS,

OFFICERS AND EMPLOYEES

1.   Third Party Actions. Any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership,

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joint venture, trust or other enterprise, shall be indemnified by this corporation against expenses (including attorneys' fees) judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceedings, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceedings by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

2.　　Derivative Actions. Any person who was or is a party, or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall be indemnified by this corporation against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation; except, however, that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery of the county in which the registered office of the corporation is located or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

3.　　Mandatory Indemnification. To the extent that a director, officer, employee or agent as above described has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in paragraph 1 or 2 of this Article or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

4.　　Procedure for Effecting Indemnification. Any indemnification under paragraphs 1 or 2 of this Article (unless ordered by a court) shall be made only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in such subsection. Such determination shall be made:

(a)　　By the vote of the Board of Directors consisting of directors who were not parties to such action, suit or proceedings; or

(b)　　If such action is not obtainable, or even if obtainable the vote of the disinterested directors so directs, by independent legal counsel in a written opinion; or

(c)　　By the stockholders.

5.　　Advancing Expenses. Expenses (including attorneys' fees) incurred in defending a civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on

bylaws of corcell inc

9

behalf of the director, officer, employee or agent to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this Article. Such expenses (including attorneys' fees) incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the Board of Directors deems appropriate.

6. <u>Supplementary Coverage.</u> The indemnification and advancement of expenses provided by, or granted pursuant to, the other paragraphs of this Article shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

7. <u>Power to Purchase Insurance.</u> The corporation may, by action of the Board of Directors, purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of this Article.

8. <u>Extension of Coverage.</u> The indemnification and advancement of expenses provided by, or granted pursuant to, this Article shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a persons.

Schedule 1

Major Transactions Requiring the Prior Written Approval of a Majority of the Stockholders:

1. approval of the annual financial statements and the annual budget, including the investment and financial plan and the part plans on which these are based, including the projected balance sheet and the projected consolidated profit and loss account for the corporation;

2. acquisition or sale of assets whether or not authorized in the corporation's budget with a purchase price of over EUR 50,000.00;

3. acquisition, sale or encumbrance of real property or similar rights;

4. lease or sublease involving a commitment by the corporation of one year or more or a monthly payment of EUR 10,000.00 or more;

5. forward transactions with currency and other financial products and rights traded on a stock exchange, insofar as such transactions are not concluded for purposes of rate hedging;

6. establishment of companies, acquisition or sale of participatory interests in other companies, irrespective of legal form, or the acquisition of other entire business operations or significant parts thereof;

7. sale, transfer and/or lease of all or substantially all of the business operation;

8. transactions and measures which affect the principles of corporate strategy, in particular assumption of new areas of business and discontinuation or substantial restriction of existing areas of business;

9. conclusion, amendment or termination of agreements with affiliates of the corporation;

10. establishing or closing branches;

11. conclusion, amendment, or termination of, or waiver or consent relating to, any agreement (a) with any direct or indirect shareholders, directors or officers of the corporation or any affiliate of

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the corporation (a "Related Party"); (b) with companies in which any Related Party owns, directly or indirectly, more than 5% of the capital stock of such company; (c) involving a commitment for the Corporation of one year or more or an annual payment in excess of EUR 50,000.00; or (d) the terms of which are not arm's length.

12. amendment of the corporation's certificate of incorporation;

13. the filing for bankruptcy protection or admission or dismissal of a bankruptcy filing;

14. the initiation and other acts relating to the corporation's dissolution, liquidation or wind-up;

15. any agreement to merge with or into, or to enter into a joint venture, strategic alliance or similar arrangement with another company;

16. declaration or payment of dividends and other distributions to stockholders;

17. redemption, repurchase or exchange of securities issued by the corporation;

18. any change of the corporation's fiscal year;

19. any change of any accounting principle or reporting practice of the corporation;

20. change of name of the corporation or the use or change of any trade or assumed name for the corporation or division thereof;

21. commencement, defense or appeal of any action or proceeding against or involving the corporation, whether before a court, arbitration or an administrative body; or

22. retention or dismissal of professional advisors, including accountants, auditors and attorneys.

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<u>Schedule 2</u>

Major Transactions Requiring the Prior Written Approval of the Board of Directors:

1. approval of the annual financial statements and the annual budget, including the investment and financial plan and the part plans on which these are based, including the projected balance sheet and the projected consolidated profit and loss account for the corporation;

2. acquisition or sale of assets which is not authorized in the corporation's budget with a value of over EUR 30,000.00;

3. acquisition or sale of assets which is authorized in the Corporation's budget with a value of over EUR 50,000.00;

4. acquisition, sale or encumbrance of real property or similar rights;

5. lease or sublease involving a commitment by the corporation of one year or more or a monthly payment of EUR 10,000.00 or more;

6. forward transactions with currency and other financial products and rights traded on a stock exchange, insofar as such transactions are not concluded for purposes of rate hedging;

7. establishment of companies, acquisition or sale of participatory interests in other companies, irrespective of legal form, or the acquisition of other entire business operations or significant parts thereof;

8. sale, transfer and/or lease of all or substantially all of the business operation;

9. transactions and measures which affect the principles of corporate strategy, in particular assumption of new areas of business and discontinuation or substantial restriction of existing areas of business;

10. conclusion, amendment or termination of agreements with affiliates of the corporation;

11. establishing or closing branches;

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12. conclusion, amendment, or termination of, or waiver or consent relating to, any agreement (a) with any direct or indirect shareholders, directors or officers of the corporation or any affiliate of the corporation (a "Related Party"); (b) with companies in which any Related Party owns, directly or indirectly, more than 5% of the capital stock of such company; (c) with any company or person lending monies to the Corporation; (d) with any employee or consultant; (e) involving a commitment by the Corporation of one year or more or payment in excess of EUR 50,000.00 per year; or (f) the terms of which are not arm's length.

13. amendment of the corporation's certificate of incorporation or by-laws;

14. filing for bankruptcy protection or admission or dismissal of a bankruptcy filing;

15. initiation and other acts relating to the corporation's dissolution, liquidation or wind-up;

16. any agreement to merge with or into, or to enter into a joint venture, strategic alliance or similar arrangement with another company;

17. declaration or payment of dividends and other distributions to stockholders;

18. redemption, repurchase or exchange of securities issued by the corporation;

19. any change of the corporation's fiscal year;

20. any change of any accounting principle or reporting practice of the corporation;

21. change of name of the corporation or the use or change of any trade or assumed name for the corporation or division thereof;

22. commencement, defense or appeal of any action or proceeding against or involving the corporation, whether before a court, arbitration or an administrative body; or

23. retention or dismissal of professional advisors, including accountants, auditors and attorneys.

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EXHIBIT C

RESOLUTIONS

CORCELL INC.

ACTION BY THE UNANIMOUS CONSENT IN WRITING

IN LIEU OF A MEETING OF THE SOLE STOCKHOLDER

January 30, 2007

The undersigned, being the sole stockholder of CorCell, Inc., a Delaware corporation (the "Corporation"), by Unanimous Consent in Writing, does hereby adopt, approve and consent to the following resolutions of the Corporation pursuant to Section 228 of the General Corporation Law of the State of Delaware, as amended:

WHEREAS, the sole stockholder deems it desirable and in the best interests of the Corporation that the following actions be taken by the Corporation pursuant to this Unanimous Consent in Writing;

Resignation

NOW, THEREFORE, BE IT RESOLVED, that the sole stockholder accepts the resignation of Marcia A. Laleman;

Election of Directors

NOW, THEREFORE, BE IT RESOLVED, that the following individual be, and hereby is, designated to be a director of the Corporation to hold office for the remaining term and until her successor is chosen and qualified:

Antonia Lafferty

General Authority

RESOLVED, that the appropriate officers of the Corporation be, and each of them hereby is, authorized, directed and empowered, for and on behalf of the Corporation, to take such actions and to execute such documents, as they may deem necessary, appropriate or advisable to effect the foregoing resolutions;

FURTHER RESOLVED, that in addition to the specific authorizations set forth in any of the foregoing resolutions, the foregoing officers of the Corporation are authorized to take any and all actions and to execute and deliver from time to time any and all instruments, requests, receipts, notes, applications, reports, certificates and other documents as may be necessary or desirable in their opinion to effectuate, consummate and comply with the purposes or intent of any of the foregoing resolutions, all without further action of the stockholder;

FURTHER RESOLVED, that any actions taken by any officer or director of the Corporation, whether prior to or after the date hereof, that are in conformity with the purposes and intents of the foregoing resolutions, are hereby approved, ratified and confirmed in all respects;

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FURTHER RESOLVED, that that any actions taken by any officer or director of the Corporation in their official capacities since the last annual meeting of the stockholder, are hereby approved, ratified and confirmed in all respects;

FURTHER RESOLVED, that the Secretary of the Corporation be and hereby is authorized and directed to insert these resolutions in the Minutes of the Corporation.

IN WITNESS WHEREOF, the undersigned being a duly authorized officer of the sole stockholder of the Corporation has affixed his signature to this Unanimous Consent in Writing in Lieu of a Meeting of the Sole Stockholder of the Corporation as of the date hereof.

Sole Stockholder

VITA 34 INTERNATIONAL AG



By: _____

Name: _____

Title: Eberhard F. Lampeter, MD, CEO

Peter Boehnert, CFO

CORCELL, INC.

ACTION BY THE UNANIMOUS CONSENT IN WRITING OF THE DIRECTORS

December ___, 2006

The undersigned, constituting all of the directors of CorCell, Inc., a Delaware corporation (the "Corporation"), by Unanimous Consent in Writing pursuant to the authority contained in Section 141(f) of the Delaware General Corporation Law, as amended, do hereby ratify, confirm and consent to the following actions of the Corporation:

WHEREAS, the directors deem it desirable and in the best interests of the Corporation that the following actions be taken by the Corporation pursuant to this Unanimous Consent in Writing;

Resignation

NOW THEREFORE, BE IT RESOLVED, that the Board accepts the resignation of Marcia A. Laleman;

Election of Officer

RESOLVED, that the following individual is hereby appointed to the following office until her successors shall have been duly elected and shall have qualified, or until her death, resignation or removal:

President, Secretary , Treasurer - Antonia Lafferty

General Authority

RESOLVED, that the appropriate officers of the Corporation be, and each of them hereby is, authorized, directed and empowered, for and on behalf of the Corporation, to take such actions and to execute such documents, as they may deem necessary, appropriate or advisable to effect the foregoing resolutions;

FURTHER RESOLVED, that in addition to the specific authorizations set forth in any of the foregoing resolutions, the foregoing officers of the Corporation are authorized to take any and all actions and to execute and deliver from time to time any and all instruments, requests, receipts, notes, applications, reports, certificates and other documents as may be necessary or desirable in their opinion to effectuate, consummate and comply with the purposes or intent of any of the foregoing resolutions, all without further action of the Board of Directors;

FURTHER RESOLVED, that any actions taken by any officer or director of the Corporation, whether prior to or after the date hereof, that are in conformity with the purposes and intents of the foregoing resolutions, are hereby approved, ratified and confirmed in all respects;

FURTHER RESOLVED, that that any actions taken by any officer or director of the Corporation in their official capacities since the last annual meeting of the Board of Directors, are hereby approved, ratified and confirmed in all respects;

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FURTHER RESOLVED, that the Secretary of the Corporation be and hereby is authorized and directed to insert these resolutions in the Minutes of the Corporation.

IN WITNESS WHEREOF, the undersigned have executed this Unanimous Consent in Writing of the Board of Directors as of the date written above.



Dr. Eberhard Lampeter, Director



Peter Boehnert, Director



Marcia A. Laleman, Director

Constituting all of the Directors

CORCELL INC.

ACTION BY THE UNANIMOUS CONSENT IN WRITING

IN LIEU OF A MEETING OF THE SOLE STOCKHOLDER

October ~~September~~ 11, 2006

The undersigned, being the sole stockholder of CorCell, Inc., a Delaware corporation (the "Corporation"), by Unanimous Consent in Writing, does hereby adopt, approve and consent to the following resolutions of the Corporation pursuant to Section 228 of the General Corporation Law of the State of Delaware, as amended:

WHEREAS, the sole stockholder deems it desirable and in the best interests of the Corporation that the following actions be taken by the Corporation pursuant to this Unanimous Consent in Writing;

Election of Directors

NOW, THEREFORE, BE IT RESOLVED, that the following individuals be, and hereby are, designated to constitute all of the directors of the Corporation to hold office for the ensuing year and until their successors are chosen and qualified:

Dr. Eberhard Lampeter

Peter Boehnert

Marcia A. Laleman

Authorization to Enter Into Certain Agreements

RESOLVED, that the officers of the Corporation, or any of them, be and they hereby are authorized, empowered and directed to make, execute and deliver the Asset Purchase Agreement and the Existing Samples Purchase Agreement in substantially the forms attached to this Unanimous Consent in Writing as Exhibit "A" and Exhibit "B", respectively, and all other transaction documents referred to each therein, with such changes each thereto as the officers of the Corporation shall deem necessary or desirable, and to make, execute and deliver any and all documents and take any and all action that such officers deem necessary and proper to effectuate the transactions contemplated each thereby, all without further action of the stockholder.

General Authority

RESOLVED, that the appropriate officers of the Corporation be, and each of them hereby is, authorized, directed and empowered, for and on behalf of the Corporation, to take such actions and to execute such documents, as they may deem necessary, appropriate or advisable to effect the foregoing resolutions;

661110_1

FURTHER RESOLVED, that in addition to the specific authorizations set forth in any of the foregoing resolutions, the foregoing officers of the Corporation are authorized to take any and all actions and to execute and deliver from time to time any and all instruments, requests, receipts, notes, applications, reports, certificates and other documents as may be necessary or desirable in their opinion to effectuate, consummate and comply with the purposes or intent of any of the foregoing resolutions, all without further action of the stockholder;

FURTHER RESOLVED, that any actions taken by any officer or director of the Corporation, whether prior to or after the date hereof, that are in conformity with the purposes and intents of the foregoing resolutions, are hereby approved, ratified and confirmed in all respects;

FURTHER RESOLVED, that that any actions taken by any officer or director of the Corporation in their official capacities since the last annual meeting of the stockholder, are hereby approved, ratified and confirmed in all respects;

FURTHER RESOLVED, that the Secretary of the Corporation be and hereby is authorized and directed to insert these resolutions in the Minutes of the Corporation.

IN WITNESS WHEREOF, the undersigned being a duly authorized officer of the sole stockholder of the Corporation has affixed his signature to this Unanimous Consent in Writing in Lieu of a Meeting of the Sole Stockholder of the Corporation as of the date hereof.

Sole Stockholder

VITA 34 INTERNATIONAL AG

By: _____

Name: E.F. Lampeter MD   P. BOEHMER

Title: CEO   CFO

CORCELL, INC.

ACTION BY THE UNANIMOUS CONSENT IN WRITING OF THE DIRECTORS

October September _11_, 2006

The undersigned, constituting all of the directors of CorCell, Inc., a Delaware corporation (the "Corporation"), by Unanimous Consent in Writing pursuant to the authority contained in Section 141(f) of the Delaware General Corporation Law, as amended, do hereby ratify, confirm and consent to the following actions of the Corporation:

WHEREAS, the directors deem it desirable and in the best interests of the Corporation that the following actions be taken by the Corporation pursuant to this Unanimous Consent in Writing;

Election of Officers

NOW THEREFORE, BE IT RESOLVED, that each of the following individuals is hereby appointed to the following office until their successors shall have been duly elected and shall have qualified, or until their death, resignation or removal:

Chairman of the Board	–	Dr. Eberhard Lampeter
President, Secretary	–	Marcia A. Laleman
Treasurer	–	Peter Boehnert

Authorization of Certain Agreements

RESOLVED, that the officers of the Corporation, or any of them, be and they hereby are authorized, empowered and directed to make, execute and deliver the Asset Purchase Agreement and the Existing Samples Purchase Agreement in substantially the forms attached to this Unanimous Consent in Writing as Exhibit "A" and Exhibit "B", respectively, and all other transaction documents referred to each therein, with such changes each thereto as the officers of the Corporation shall deem necessary or desirable, and to make, execute and deliver any and all documents and take any and all action that such officers deem necessary and proper to effectuate the transactions contemplated each thereby, all without further action of the Board of Directors;

General Authority

RESOLVED, that the appropriate officers of the Corporation be, and each of them hereby is, authorized, directed and empowered, for and on behalf of the Corporation, to take such actions and to execute such documents, as they may deem necessary, appropriate or advisable to effect the foregoing resolutions;

FURTHER RESOLVED, that in addition to the specific authorizations set forth in any of the foregoing resolutions, the foregoing officers of the Corporation are authorized to take any and all actions and to execute and deliver from time to time any and all instruments, requests, receipts, notes, applications, reports, certificates and other documents as may be necessary or desirable in

661113_1

their opinion to effectuate, consummate and comply with the purposes or intent of any of the foregoing resolutions, all without further action of the Board of Directors;

FURTHER RESOLVED, that any actions taken by any officer or director of the Corporation, whether prior to or after the date hereof, that are in conformity with the purposes and intents of the foregoing resolutions, are hereby approved, ratified and confirmed in all respects;

FURTHER RESOLVED, that that any actions taken by any officer or director of the Corporation in their official capacities since the last annual meeting of the Board of Directors, are hereby approved, ratified and confirmed in all respects;

FURTHER RESOLVED, that the Secretary of the Corporation be and hereby is authorized and directed to insert these resolutions in the Minutes of the Corporation.

IN WITNESS WHEREOF, the undersigned have executed this Unanimous Consent in Writing of the Board of Directors as of the date written above.



_____
Dr. Eberhard Lampeter, Director



_____
Peter Boehnert, Director



_____
Marcia A. Laleman, Director

constituting all of the directors